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                          [Dorsey & Whitney Letterhead]

                                                                TIMOTHY S. HEARN
                                                                         Partner
                                                                  (612) 340-7802
                                                              FAX (612) 340-8738
                                                            hearn.tim@dorsey.com
May 8, 2006

VIA EDGAR SUBMISSION
--------------------

Mr. Russell Mancuso
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

         Re:      ATS Medical, Inc.
                  Registration Statement on Form S-3
                  Filed November 7, 2005
                  File No. 333-129521

Dear Mr. Mancuso:

         On behalf of ATS Medical, Inc., a Minnesota corporation (the "Company"), we transmit herewith for filing via EDGAR Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-3 filed on November 7, 2005 (the "Registration Statement") marked to show changes from the Registration Statement. This letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated December 2, 2005 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

General

         1.       Comment:

         All outstanding comments, including those in our October 31, 2005 letter, must be resolved before we may accelerate the effective date of your registration statement.

         Response:

         We hereby acknowledge the Staff's comment and the requirement that all outstanding comments must be resolved prior to acceleration of the effective date of the Registration Statement. We received the Staff's sole remaining comment in a letter from Brian Cascio dated

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Securities and Exchange Commission
May 8, 2006
Page 2



January 10, 2006, and responded to this comment in a letter dated January 18, 2006. Based on our response to that comment, we believe these comments have all been resolved; however, we have not received any further communications from the Staff since submitting our letter dated January 18, 2006.

         2.       Comment:

         If the notes are callable, please say so in the title of the securities throughout the document. See Instruction 1.B to Item 202 of Regulation S-K.

         Response:

         The notes are redeemable for cash at par plus accrued interest at the option of the Company in whole or in part beginning on October 20, 2008. We have added a prominent statement to this effect on the cover page of the prospectus. Because the notes do not have an embedded call option (permitting the Company to redeem the notes at any time or upon specified call dates at par plus a declining premium) it is our understanding that including the words "callable" or "redeemable" in the title of the notes would be unusual and potentially misleading. Accordingly we do not believe it would be appropriate in this instance to add the words "callable" or "redeemable" to the title of the notes.

Fee Table

         3.       Comment:

         Please revise footnote 4 to more closely follow the language of Securities Act Rule 416(a). Other than as permitted by Rule 416, you must register a specific number of securities underlying the convertible notes and the warrants based on a good faith estimate of the number of shares that will be issued upon conversion or exercise, as applicable.

         Response:

         Footnote 4 has been revised as requested to more closely track the language of Securities Act Rule 416(a).

         4.       Comment:

         It appears that you have registered the notes and the warrants for resale.

          o Please tell us what registration or exemption you will be using for your primary offering of the underlying securities to subsequent purchasers of the notes and warrants.


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Securities and Exchange Commission
May 8, 2006
Page 3


         Response:

                  The primary offering of the Company's common stock underlying the notes and the warrants to subsequent purchasers of the notes and the warrants, as well as the secondary offering of the notes and the warrants by the selling security holders to such subsequent purchasers, are being registered pursuant to the Registration Statement. This approach to registration of convertible notes and warrants was used previously in an offering which we understand was reviewed and accelerated by the Staff (see America West Holdings Corporation (SEC File No. 333-88588). The Company has revised the first paragraph on the cover page of the prospectus to clarify the transactions that are being covered by the prospectus.

          o It does not appear that you have registered the underlying common stock for resale. Please reconcile the fee table to your selling stockholders' table where it appears that the selling stockholders will offer the underlying common stock.

         Response:

                  The shares of common stock underlying the notes and warrants are being registered for resale by the selling security holders named in the prospectus. The Company has revised the fee table to reflect the registration of the shares of common stock for resale as requested.

          o If you are intending to register the underlying common shares for resale, please provide us your analysis of how those shares are "outstanding" as required by General Instruction I.B.3 of Form S-3. Cite with specificity any authority on which you rely.

         Response:

                  The issuance of shares of common stock by the Company upon conversion of any of the notes, as well as upon any "cashless exercise" of the warrants, would qualify for exemption from the registration requirements of the Securities Act of 1933 under Section 3(a)(9) of that Act. Response No. 51 in Section H. "Form S-3" of the Staff's "Manual of Publicly Available Telephone Interpretations" (1997) states that "securities to be issued in an exchange exempt under Section 3(a)(9) are deemed outstanding for purposes of General Instruction I.B.3 of Form S-3." Thus, with respect to all of the shares to be issued upon conversion of the notes, and with respect to any shares to be issued upon a cashless exercise of the warrants, the requirement in General Instruction I.B.3 of Form S-3 that the shares be outstanding at the time of registration does not apply.

                  Furthermore, with respect to any shares underlying the warrants issued upon an exercise of a warrant after a sale of the warrant to a subsequent purchaser under the prospectus, the "outstanding" requirement cited above would not apply because the

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Securities and Exchange Commission
May 8, 2006
Page 4


         exercise of the warrant by the subsequent purchaser is being registered on the Registration Statement as discussed in response to the first bullet above.

                  Thus, the "outstanding" requirement cited above is only relevant with respect to any shares underlying the warrants which are issued to one of the selling security holders in a non-cashless exercise and which the selling security holder wishes to resell under the prospectus. The warrants are issued and outstanding, and the underlying shares have been reserved for issuance by the Company but will not be outstanding until the exercise of the warrant. Nevertheless, based on discussions with members of the Staff in connection with other filings, we have been told that, so long as the Company would qualify to use Form S-3 for the primary issuance of securities, the Staff will not object to the use of Form S-3 to register for resale shares underlying outstanding but unexercised warrants. Moreover, a review of publicly available filings reveals numerous examples of registration statements on Form S-3 which appear to have registered the resale of common stock underlying outstanding but unexercised warrants in this manner (e.g., American Tower Corporation (SEC File No. 333-126749), Meritage Hospitality Group, Inc. (SEC File No. 333-113311)).

                  Although we were unable to find this position stated directly in any of the materials we reviewed, we found this concept used in a similar situation in paragraph (b) of Response No. 3S in Section A. "Securities Act Sections" of the Staff's "Manual of Publicly Available Telephone Interpretations" (March 1999 Supplement). In that response, the Staff indicated that in a case where a registrant wanted to register for resale shares of common stock underlying a convertible security prior to issuance of that convertible security, such registration of the shares for resale could be effected, but only if the registrant qualified for use of Form S-3 for a primary offering.

          o Tell us when you plan to file a registration statement covering the public offering of the shares that you may issue as additional payment upon automatic conversion of the notes. Explain how the timing of that registration will be consistent with Section 5 of the Exchange Act, including an analysis of when a public offering of those shares will begin.

         Response:

                  Under the terms of the indenture governing the notes, the Company can only elect to effect "automatic conversion" of the notes if various conditions are satisfied, including the effectiveness of a registration covering all of the shares to be issued upon such automatic conversion and trading of the Company's common stock at 150% of the conversion price for an extended period of time. Even then, however, the Company is not obligated to effect an automatic conversion. The Company has discretion whether to effect an automatic conversion and, if it does, whether or not it wants to pay any additional payment in shares or cash. Given these facts, the Company believes that the

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Securities and Exchange Commission
May 8, 2006
Page 5


          public offering of any shares representing payment of any additional amounts due upon an automatic conversion does not commence until the Company has determined to effect the conversion and has sent out a notice to that effect. As stated above, the Company is required to have a registration statement effective covering all of the shares to be issued in an automatic conversion prior to sending out the notice of the conversion. Accordingly, the Company will assess the situation at the time that it is considering any notice regarding an automatic conversion and will, if necessary, file and get effective a registration statement to register any additional shares needed for the conversion prior to issuing the notice to the holders of the notes.

Interest, page 5
----------------

         5.       Comment:

         Please clarify whether you must pay the interest in cash.

         Response:

         The disclosure in Amendment No. 1 has been revised as requested.

Ranking, page 7
---------------

         6.       Comment:

         Please quantify the amount of obligations that are senior and subordinated to the notes.

         Response:

         The disclosure in Amendment No. 1 has been revised as requested.

Risk Factors, page 8
--------------------

         7.       Comment:

         We note your disclosure on page 21 that a change of control will not be deemed to have occurred if at least 90% of the consideration in a change-in-control transaction consists of shares traded in specified markets. Please include appropriate risk factor disclosure regarding the risks to the holders of your convertible notes upon the occurrence of such an event. For example, we note the risk of an altered credit risk profile of the acquiror and the change in the issuer of the common stock issuable upon conversion of the notes.


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Securities and Exchange Commission
May 8, 2006
Page 6


         Response:

         We have added a risk factor on page 15 regarding the risks to holders of notes in the event of certain transactions that may not qualify as a "change in control," including transactions in which at least 90% of the consideration paid in a merger or similar transaction is publicly traded common stock or in the event of a certain highly leveraged transactions not involving a "change in control."

         8.       Comment:

         Please add a risk factor regarding the liquidity of the securities that will not be listed on any market. Also explain the implications of any restrictions on investors' use of the PORTAL market mentioned on your prospectus cover.

         Response:

         We have added a risk factor on page 16 regarding the liquidity of the notes and the warrants. In addition, because the notes will not be eligible for trading on the PORTAL market following their resale under the registration statement, we have removed the reference to this market from the cover page of the prospectus.

If we do not receive shareholder approval to increase the number of shares..., Page 15
--------------------------------------------------------------------------------

         9.       Comment:

         Disclose the total number of shares issued and reserved for all outstanding obligations.

         Response:

         The disclosure in Amendment No. 1 has been revised as requested.

         10.      Comment:

         Please disclose whether you are in violation of any provision of any of the agreements you have with your investors with respect to the reservation of authorized shares. If you are in default under any such agreement, please describe all of the material risks associated with such defaults.

         Response:

         The Company is not in violation of any provision of its agreements with the investors with respect to the reservation of authorized shares for issuance upon conversion of the notes or exercise of the warrants. Under those agreements, the Company was only obligated to reserve shares up to the amount of its authorized capital stock. The Company is obligated to reserve the


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Securities and Exchange Commission
May 8, 2006
Page 7



balance of the shares necessary for the conversion of the notes if and when the Company's shareholders approve an increase in the Company's authorized capital stock.

         11.      Comment:

         If true, please describe the risks to your warrant holders if there is an insufficient number of authorized shares of common stock.

         Response:

         The Company has reserved enough authorized shares to cover all of the shares that it would be obligated to issue upon exercise of all of the warrants. Thus, the warrant holders are not at risk in this respect.

         12.      Comment:

         Please note that it is inappropriate to register for resale shares that you are not authorized to issue. Please revise your registration statement as appropriate.

         Response:

         The Company believes that under the circumstances of this offering, the registration for resale of these shares should be allowed even though the authorization of the shares has not yet been obtained. As a preliminary matter, the Company notes that a sufficient number of shares have been reserved from the Company's authorized but unissued shares to cover the exercise of the warrants. Thus, the only shares of common stock being registered for resale which are unauthorized are those to be issued upon conversion of the notes. The Staff has not cited a source for its concern regarding the registration of shares prior to their authorization. One possible source is that this is an extension of the position taken in General Instruction I.B.3. of Form S-3 regarding the need for resale shares to be "outstanding" prior to registration.

         As noted in response to Comment No. 4 above, the shares to be issued upon conversion of the notes would qualify for exemption from the registration provisions of the Securities Act of 1933 under Section 3(a)(9), and, as a result, are not required to be "outstanding" prior to their registration for resale. The Company believes that this logic should also be extended to the authorization of these shares for two reasons. First, under the terms of the notes and the indenture, the Company's obligation to issue any shares upon conversion of the notes is contingent upon the authorization of the shares by the shareholders of the Company. Thus, the obligation to issue the shares will not arise unless the shares are authorized. Second, the Company has now filed a registration statement on Form S-4 (SEC File No. 333-133341) under which it is seeking the necessary approval from its shareholders to authorize the shares to be issued upon conversion of the notes as well as additional shares for issuance in connection with a planned acquisition. In the absence of any explanation of the basis for the Staff's position with respect to registration for resale of the shares, the Company does not see a reason to distinguish

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Securities and Exchange Commission
May 8, 2006
Page 8


between the shares to be issued upon conversion of the notes and the shares being registered for issuance in the acquisition mentioned above, all of which are contingent upon authorization by the shareholders.

The notes were issued with original issue discount, page 15
-----------------------------------------------------------

         13.      Comment:

         Please disclose the amount of the original issue discount.

         Response:

         The disclosure in Amendment No. 1 has been revised as requested.

Conversion Rate Adjustments, page 19
------------------------------------

         14.      Comment:

         Please disclose whether you have a shareholders' rights plan in effect.

         Response:

         The disclosure in Amendment No. 1 has been revised as requested.

         15.      Comment:

         Please describe the circumstances under which you would elect to reduce the conversion price of the convertible notes as described in the fifth paragraph of this section. Similarly, please describe the circumstances under which you would elect to reduce the exercise price under the warrants as described in the second to last paragraph on page 27.

         Response:

         The Company would elect to reduce the conversion price of the notes or the exercise price of the warrants to encourage conversion or exercise of those instruments. It would most likely occur if such conversion or exercise price was close to the then current fair market value of the Common Stock. With respect to the notes, the Company would reduce the conversion price if it concluded that the negative impact on dilution resulting from the increased likelihood of conversions was outweighed by the benefits of reducing either the Company's debt service obligation or its obligation to pay the principal of the notes if they are approaching maturity. Similarly, with respect to the warrants, the Company would reduce the exercise price if it concluded that the impact of the additional dilution resulting from the increased likelihood of exercises was outweighed by the benefits stemming from the influx of cash into the Company as a result of exercises.


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Securities and Exchange Commission
May 8, 2006
Page 9


         16.      Comment:

         With a view toward disclosure, please analyze for us the applicability of the tender offer rules to the reduction in the conversion price of the notes as mentioned here and the reduction of the exercise price of the warrants as mentioned on page 27.

         Response:

         The Company does not believe that the exercise of its rights under the notes or the warrants to decrease the conversion price or exercise price, respectively, of the notes or warrants would constitute a tender offer by the Company subject to the protections of the Williams Act. The term "tender offer" has not been precisely defined by the courts or the SEC. In the frequently cited case of Wellman v. Dickinson (475 F. Supp. 783, 823-24 (S.D.N.Y. 1979)), the court listed eight factors which indicate the existence of a tender offer:

         1. Active and widespread solicitation of public shareholders for the shares of an issuer;

         2. Solicitation made for a substantial percentage of the issuer's stock;

         3. Offer to purchase made at a premium over the prevailing market price;

         4.       Terms of the offer are firm rather than negotiable;

         5. Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased;

         6.       Offer open only for a limited period of time;

         7.       Offeree subjected to pressure to sell his stock; and

         8. Public announcements of a purchasing program concerning the target company precede or accompany rapid accumulation of large amounts of the target company's securities.

         Although a few of these factors are present in the Company's situation, for the most part these factors do not apply to a reduction in the conversion or exercise price of the notes or warrants. We have analyzed each of these factors in this context below:

         Factor No. 1: The solicitation, if there is one in this case, is not "active and widespread" among the Company's public shareholders. In fact the solicitation would be to a comparatively small number of holders of the notes and warrants. This could change if a robust market developed for the notes or the warrants, however, the Company has no plans to list the notes or

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Securities and Exchange Commission
May 8, 2006
Page 10


the warrants for trading and does not anticipate the development of an active market in the notes or warrants.

         Factor No. 2: The solicitation, if there is one in this case, is not for a substantial percentage of the Company's Common Stock. The Common Stock issuable upon conversion and exercise of all of the notes and warrants would represent less than 20% of the Company's stock outstanding after the conversion and exercise.

         Factor No. 3: As discussed in response to Comment No. 15 above, the action being taken in this instance by the Company would be to lower the conversion or exercise price of the notes or warrants below the then current fair market value of the Common Stock to encourage conversions or exercises of the notes and warrants. Although in a sense this action is being taken to give the holder the ability to realize a premium when converting or exercising, this "premium" is realized through a discount instead of through the offer of a premium price.

         Factor No. 4: The situation in this instance does reflect the fourth factor. The terms of the solicitation, if there is one in this case, are firm and not negotiable.

          Factor No. 5: The Company does not anticipate that a reduction of the conversion or exercise price would be predicated on any certain number of notes or warrants being converted or exercised, as applicable. As discussed above in response to Comment No. 15, the Company's reasons for reducing the conversion or exercise price of the notes or warrants would be served by any level of participation by the holders of the notes or warrants. Thus, the Company would not expect to place limits or thresholds on the level of acceptance of the reduced pricing.

         Factor No. 6: Although the Company could choose to make the reduction of the conversion or exercise price available for a limited period of time (but not less than 20 days under the terms of the notes and warrants) this factor would have to be assessed at the time of the offer. It is quite possible that the Company would elect to reduce the pricing of the notes or warrants for an extended period of time.

         Factor No. 7: Although it is possible that the holder could feel pressure to convert or exercise the notes or warrants, as the case may be, this would be a function of the duration of the offer which, as discussed above, would need to be assessed at the time of the offer.

         Factor No. 8: The Company does not anticipate that there would be any accumulation of notes or warrants in connection with a reduction of the conversion or exercise price of the notes or warrants. Moreover, since the notes and warrants will not be listed for trading on any market such a program would entail individually negotiated purchases from the holders of the notes or warrants presumably for cash. As discussed in response to Comment No. 15 above, the assumed motivation for reducing the conversion or exercise price is to allow the Company to conserve cash by reducing its debt burden and principal payment obligations or to obtain cash by


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Securities and Exchange Commission
May 8, 2006
Page 11


promoting exercise of the warrants. This would not be consistent with a program to accumulate the notes or warrants for cash while a reduction of the conversion or exercise price is in effect.

         Although the Company does not believe that the exercise of its right to reduce the conversion or exercise price of the notes or the warrants would constitute a tender offer within the meaning of the eight factor test in Wellman
v. Dickinson, these factors do not fit this situation well. The Wellman factors are best suited to a classic tender offer situation with a bid being made for shares of common stock in a contest for control of the issuer. The situation in the case of the Company's notes and warrants is more analogous to the stock option exchange transactions engaged in by numerous issuers in recent years; however, the Company's situation is clearly distinguishable from those instances in which the tender offer rules were found to apply.

         The Company's rights under the notes and the warrants to reduce the conversion or exercise price of the notes or warrants represents a unilateral right to change the terms of the security held by the investors. There is no investment decision to be made by the holders of the notes and warrants other than whether or not to convert or exercise their security and receive shares of Common Stock. Their investment decision is the same before and after the price change is unilaterally made by the Company. This is distinguishable from the option exchange tender offers in which the issuer introduces a new investment decision to be made by the investor, namely whether or not to exchange one derivative security for another.

         This distinction was noted by the Staff of the Division of Corporation Finance in a discussion of option exchange offers in the "Current Issues and Rulemaking Projects Outline -- Quarterly Update: March 31, 2001." The following paragraph is from Section II of the Outline under the heading "Option Exchange Offers -- Background":

         "These offers commonly involve securities issued through broad-based plans, are open to a large number of employees, are not limited to executive or senior officers of the issuers, are not privately negotiated compensation arrangements, have fixed terms, and are open for a limited period of time. Unlike the situation where an issuer unilaterally reprices its options, the option holders have individual decisions to make. Further, the decision whether to accept the offer is an investment decision and not merely a compensation decision. These exchange offers are subject to the issuer tender offer rule, Rule 13e-4 under the Exchange Act, if the issuer has a class of equity securities registered under Section 12 or is required to file reports under
         Section 15(d) of the Exchange Act." (emphasis added)

The Company believes that, because this reduction in the conversion or exercise price is made unilaterally pursuant to a contractual right held by the Company, this action does not trigger application of the tender offer rules. The only investment decision facing the investor is whether or not to acquire the Common Stock. The investor holds this right before the Company elects to

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Securities and Exchange Commission
May 8, 2006
Page 12


reduce the price, while the price is reduced and thereafter. There is no other investment decision to be made by the investor.

         17.      Comment:

         We note the last full risk factor on page 15 indicates that the notes may be convertible into cash. Please disclose the cash conversion rate.

         Response:

         The disclosure in Amendment No. 1 has been revised as requested.

         18.      Comment:

         Please describe the purpose and effect of the increase in the conversion ratio mentioned on page 6 as well as the premiums mentioned on pages 22 and 23.

         Response:

         The disclosure in Amendment No. 1 under the headings "Description of the Notes -- Conversion Rights," " -- Events of Default" and " -- Modification and Waiver" has been revised in response to this comment.

General, page 25
----------------

         19.      Comment:

         Please disclose when you may terminate the warrants.

         Response:

         We have deleted the reference to termination of the warrants in this section of the prospectus. The conditions under which the warrants may be terminated are accurately described later in this section under the heading "Description of the Warrants -- Amendments."

Adjustment, page 26
-------------------

         20.      Comment:

         Please clarify how you will adjust the exercise price in the circumstances cited. Provide similar disclosure regarding the conversion price adjustments mentioned on page 19.

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Securities and Exchange Commission
May 8, 2006
Page 13


         Response:

         The disclosure under the headings "Description of the Notes -- Conversion Rights -- Conversion Rate Adjustments" and "Description of the Warrants -- Adjustment of the Exercise Price" has been revised as requested.

Material U.S. Federal Income Tax Considerations, page 29
--------------------------------------------------------

         21.      Comment:

         Please file an opinion regarding these tax matters. See Item 601(b)(8) of Regulation S-K.

         Response:

         We have revised the first paragraph under the heading "Material U.S. Federal Income Tax Considerations" to state: "In the opinion of Dorsey & Whitney LLP, the following are the material U.S. federal income tax. . . consequences" and will file an opinion to this effect as Exhibit 8.1 to the Registration Statement.

         22.      Comment:

         If there is uncertainty about a tax consequence, please explain why you cannot unequivocally state the tax consequence, describe the degree of uncertainty, disclose possible outcomes and provide appropriate risk factors. As examples only, we note the uncertainty mentioned in the last paragraph on page 32, in the fourth paragraph on page 33, the first full paragraph on page 34.

         Response:

         We note your comment about circumstances where there is some uncertainty about a tax consequences and have reviewed the disclosures contained under the heading "Material U.S. Federal Income Tax Considerations" with this comment in mind.

         In response to this comment, we have made clarifying changes and explained where relevant why we cannot unequivocally state the tax consequences. In most circumstances, we cannot unequivocally state the tax consequences because those tax consequences depend on circumstances that are not currently known, because the tax consequences depend on the holder's particular circumstances and whether or not the holder chooses to make certain elections, or because the tax law is uncertain. In certain cases all of these factors play a part in creating some uncertainty. We have expanded the disclosure on possible outcomes and risks in areas where there is some uncertainty about the tax consequences. We have ascertained that, as revised, the appropriate risk factors and possible outcomes have been described.

         In particular, under the heading "Notes -- Changes in Conversion Price," we have added more discussion concerning the circumstances under which a constructive dividend could result. In addition, we have noted that it is not possible to predict the tax consequences of a change in

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Securities and Exchange Commission
May 8, 2006
Page 14


the conversion ratio because it depends on factors that will not be known until the time the adjustment in the conversion ratio is made. Furthermore, there is uncertainty in the tax law in this area, which we have pointed out. The discussion under " -- Warrants -- Adjustments to Exercise Ratio" also cross references this discussion.

         In the second paragraph under the heading "Warrants--Exercise," we have clarified that the current law is not clear regarding this issue. We have reviewed this disclosure, and it describes the possible alternative treatments and the tax risks associated with those treatments.

         23.      Comment:

         We note the disclaimer language in the third paragraph on page 29. Given that Section 10.35(b)(2)(ii)(B)(3) of IRS Circular 230 appears to exclude opinions regarding material federal income tax consequences filed as exhibits to registration statements, tell us why your disclaimer is applicable and appropriate.

         Response:

         We have deleted this disclaimer language.

         24.      Comment:

         We refer to your disclosure in the second paragraph on page 37. You may not disclaim responsibility for your disclosure. Please remove your statement that the disclosure is "for general information only" which we view as an inappropriate disclaimer.

         Response:

         We have removed the statement that the disclosure is for general information only.

Selling Securityholders, page 37
--------------------------------

         25.      Comment:

         Tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker dealer. If a selling shareholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale.

         Response:

         Based on representations provided by the selling securityholders, the Company believes that none of the selling securityholders is a broker-dealer. Based on the same representations, the Company knows that some of the selling securityholders are affiliated with broker-dealers which affiliations have been disclosed in the footnotes to the Selling Securityholders Table. In the eighth paragraph under the heading "Plan of Distribution," we disclose that any selling


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Securities and Exchange Commission
May 8, 2006
Page 15


securityholder that is a broker-dealer or is affiliated with a broker-dealer may be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933. We also disclose that, based on information provided by the selling securityholders, there are "no existing arrangements between any selling securityholder, any other selling securityholder, broker, dealer, underwriter or agent relating to the sale or distribution of the securities." Given these facts and the disclosures described above already included in the prospectus, the Company believes that no additional disclosure with respect to the possible status of the selling securityholders as underwriters is required.

Plan of Distribution, page 40
-----------------------------

         26.      Comment:

         Refer to the penultimate paragraph on page 41. If purchasers in this offering may not freely resell their securities in all states, please add appropriate risk factors and identify the states in which sales are not permitted.

         Response:

         Section 18(b)(1) of the Securities Act of 1933 provides that any security that is equal in seniority or a senior security to any security listed on the Nasdaq National Market System is exempt from all state securities registration requirements. Because ATS Medical's common stock is listed on the Nasdaq National Market, ATS Medical's common stock and the notes may be traded in any state without the need to register or otherwise qualify such securities in any state. Although many states provide an exemption from their securities laws for sales of warrants or other rights to purchase listed securities, there is a risk that a particular state may not provide an applicable exemption from registration for a sale of the warrants to purchasers in that state. Consequently, as requested, we have added a risk factor to address this potential risk.

Undertakings, page II-3
-----------------------

         27.      Comment:

         Please provide the undertakings required as of December 1, 2005. Likewise, please update your entire document, including the list of incorporated documents.

         Response:

         The undertakings have been revised as requested, and the entire document has been updated where appropriate.

Securities and Exchange Commission
May 8, 2006
Page 16


Exhibits
--------

         28.      Comment:

         We note your pending request for confidential treatment. We will issue any comments on that request separately. All comments on confidential treatment requests must be resolved before we may accelerate the effective date of your registration statement.

         Response:

         We acknowledge this comment regarding resolution of the comments on the Company's pending request for confidential treatment. It is our understanding based on a telephone conversation with Tim Buchmiller of the Staff that all of the comments have been resolved. The Company filed the revised redacted agreements on March 7, 2006 as exhibits to its Form 10-K for the year ended December 31, 2005.

Exhibit 5.1
-----------

         29.      Comment:

         The exhibit you file as an exhibit should not include assumptions of law which are a necessary requirement of ultimate opinion. We note the assumptions regarding third parties in the third sentence of the second paragraph and the assumptions in paragraph (b) on the last page of the opinion. Please tell us why those assumptions are needed to reach legal conclusions on the matters required to be addressed by Regulation S-K Item 601(b)(5). If the assumptions are necessary, please tell us why they are appropriate, particularly without prominent disclosure of the risks to investors if no opinion on those matters is provided.

         Response:

         Dorsey & Whitney LLP makes two assumptions in the second sentence of the third paragraph of our opinion. The first assumption is that all natural persons signing documents, whether in an individual or representative capacity, had legal capacity. Documents may be invalid because they are signed by a minor or a person lacking mental capacity. See Restatement (2d) of Contracts [Sections] 14 -- 15. Customary opinion practice allows transactional lawyers to assume the legal capacity of individuals when delivering legal opinions, rather than attempting to verify their age and mental state. See Tribar Opinion Committee, "Third-Party 'Closing' Opinions," 53 Bus. Law. 591, 615 (1998). The second assumption is that contracts that we are opining are enforceable against our client are also enforceable against the other parties to that contract. Mutuality of obligation is a necessary condition to contract enforceability. Customary opinion practice allows transactional lawyers to assume enforceability against the other parties to the contract when rendering an enforceability opinion. See id. at 615. Customary opinion practice considers certain basic assumptions, including the two assumptions discussed above, to be included in every enforceability opinion whether they are stated explicitly or not. Consistent

Securities and Exchange Commission
May 8, 2006
Page 17



with Dorsey & Whitney's legal opinion policy, we have chosen to make these assumptions explicit. Because the assumptions in paragraph (b) may be duplicative of those contained in the third sentence of the second paragraph, we have deleted paragraph (b) from our opinion.

         30.      Comment:

         Please tell us why the matters mentioned in clause (ii) of the third paragraph are applicable to the legal conclusions required to be addressed by Regulation S-K Item 601(b)(5). Also please tell us why exclusion of an opinion on those matters is appropriate, particularly without prominent disclosure of the risks to investors if no opinion on those matters is provided.

         Response:

         In the case of debt securities such as the notes, Item 601(b)(5) of Regulation S-K requires an opinion of counsel as to whether the debt securities will be binding obligations of the registrant. Clause (ii) of the third paragraph of our opinion addresses the fact that the enforceability of any rights to indemnification and contribution in the notes may be limited by applicable law or equitable principles. The Commission has always advised that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. See Regulation S-K Item 510. As a result, this exception is customarily taken in any legal opinion regarding a security which contemplates rights of indemnification or contribution.

         31.      Comment:

         Given the risk factor disclosure under the caption "If we do not receive shareholder approval to increase the number of common stock authorized in our articles of incorporation,..." please provide us with a legal analysis which shows how counsel was able to reach the conclusions in the third to last paragraph with respect to the Conversion Shares and the Warrant Shares.

         Response:

         We were able to reach the conclusion that the Warrant Shares, when issued upon exercise of the warrants, will be legally issued, fully paid and nonassessable because the Company has reserved sufficient shares out of its currently authorized shares to cover the exercise of the warrants. With respect to the notes, the terms of the notes provide that unless or until an increase in the Company's authorized shares is approved, the Company will have the right to deliver cash of equivalent value instead of shares of common stock in connection with any conversion of the notes to the extent that sufficient authorized shares are not available. As a result, by virtue of the terms of the notes, the Company will not be obligated to issue any Conversion Shares upon conversion of the notes unless such shares will be legally issued, fully paid and nonassessable.

                                      * * *

Securities and Exchange Commission
May 8, 2006
Page 18



         For your convenience, we are sending to your attention three courtesy copies of this letter and marked copies of Amendment No. 1 to the Registration Statement on Form S-3. If you have any questions regarding this letter, please feel free to contact me at (612) 340-7802, or in my absence, Amy Schneider at
(612) 340-2971.



Sincerely,


/s/ Timothy S. Hearn

Timothy S. Hearn


cc:  John R. Judd, ATS Medical, Inc.